AllyMe Holding, Inc.

506 Enterprise Ave.

Kitimat, BC, Canada, V8C 2E2

July 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel L. Gordon, Senior Assistant Chief Accountant, Office of Real Estate and Commodities

Re: AllyMe Holding, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed: June 17, 2019

File No. 333-227025

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated July 1, 2019 addressed to Chunxia Jiang, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 4 to Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1. We note your response to comment 1. We continue to evaluate your response and may have further comment.

COMPANY RESPONSE:

We continue to take the position that the Company is not a “shell company” based on the analysis detailed in our prior comment response letter. Perhaps we can schedule a telephone conference to discuss the matter and reconcile the positions of the Commission and the Company.

Management’s Discussion and Analysis

Three Months Ended March 31, 2019 Compared to March 31, 2018, page 20

2. We note your disclosure stating that your net loss increased from the three-month period ending March 31, 2018 to March 31, 2019 primarily due to a “decrease in general and administrative expense.” A decrease in expense would result in a decrease in net loss and not an increase in net loss. Please revise this disclosure in your next amendment to clearly explain why there was an increase in net loss over the three-month period ending March 31, 2019.

COMPANY RESPONSE:

We have amended our disclosure to state that our net loss increased from the three-month period ending March 31, 2018 to March 31, 2019 primarily due to an increase in general and administrative expense. The prior disclosure was a typographical error.

3. We note you recorded $18,600 of revenue during the period ending March 31, 2019. We also note disclosure on page 21 stating the company does “not have any operating business.” Please tell us and amend your disclosures to discuss the nature of the income earned during the three-month period. If the income is not part of an operating business, explain to us why this is not reported as other income.

COMPANY RESPONSE:

The referenced disclosure on page 21 was not correct and has been deleted. The Company recorded $18,600 of revenue during the period ended March 31, 2019 from the provision of consulting services to third parties.

Certain Relationships and Related Transactions, page 26

4. We note your response to comment 4 and your revised disclosure in this section. Please revise to clarify why you have recorded imputed interest to Mr. Wang and Ms. Jiang in light of your disclosure that the loans due to related parties are non-interest bearing.

COMPANY RESPONSE:

We have deleted the language “non-interest-bearing” and “imputed interest” on page 27 for purposes of clarification.

Exhibits 23.1a and 23.1b

5. We note your auditor consents refer to Amendment #2 rather than Amendment #4. Please ensure you include auditor consents that reference the proper Form S-1 amendment in future filings.

COMPANY RESPONSE:

The auditor consents in Amendment #5 refer to the correct Amendment (Amendment No. 5)

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLYME HOLDING, INC.

By:	/S/ Chunxia Jiang
Chunxia Jiang
Chief Executive Officer

cc: Robert L. B. Diener, Esq.